Consent of Independent Auditors

The Board of Directors
Aetna Life Insurance and Annuity Company:

We consent to the use of our reports dated February 7, 1995 on the consolidated financial statements of Aetna Life Insurance and Annuity Company and Subsidiaries and the related consolidated financial statement schedules as of December 31, 1994 and 1993 and for each of the years in the three-year period then ended incorporated by reference and included herein, and to the reference to our Firm under the heading "Experts" in the prospectus.

Our reports refer to a change in 1993 in the Company's methods of accounting for certain investments in debt and equity securities and reinsurance contracts, and a change in 1992 in the Company's methods of accounting for income taxes and postretirement benefits other than pensions.


                                                      /s/KPMG Peat Marwick LLP


Hartford, Connecticut
November 16, 1995